09011624

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

Received SEC

JUN 08 2009

Washington, DC 20549

FORM I-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

EMERGING GROWTH FUNDING, INC.
FLORIDA
12510 SW 18 St.
Miramar, Fl. 33027
(407) 488-6868

7812
(Primary Standard Industrial Classification Code Number)

(30-0555930)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

UNITED STATES
(Section)

PART I - NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons

(a) The issuer's directors;
Chairman and Chief Executive Officer
Michael Shulman
3800 Hideaway Road,
Apopka, FL 32712

President and Director
Corey Park
12510 SW 18 St.
Miramar, Fl. 33027

(b) The issuer's officers;
Chairman and Chief Executive Officer and Chief Operating Officer
Michael Shulman
3800 Hideaway Road,
Apopka, FL 32712

President and Director and Chief Accounting Officer
Corey Park
12510 SW 18 St.
Miramar, Fl. 33027

(c) The issuer's general partner

Not Applicable

(d) Record owners of 5 percent or more of any class of the issuer's securities:
As of this date, Chairman and Chief Executive Officer of the Company, owns 4,164,000 Common Shares of the Company (80% of the total issued and outstanding).

As of this date, President and Director of the Company owns 1,0441,000 Common Shares of the Company (20% of the total issued and outstanding).

As of this date THERE ARE 5,205,000 COMMON SHARES OUTSTANDING

(e) Beneficial owners of 5 percent or more of any class of the issuer's securities:

Chairman and Chief Executive Officer and President and Director 1(d) above.

(f) Promoters of the issuer:
Chairman and Chief Executive Officer and President and Director See Item 1(d) above.

(g) Affiliates of the issuer:
Not Applicable. There are no affiliates. Issuer is selling securities,

(h) Counsel to the issuer with respect to the proposed offering:
Name Address..........Attention:

(i) Each underwriter with respect to the proposed offering.
There is no underwriter. Issuer is selling securities,

(j) Any underwriter's directors:
Not Applicable. There is no underwriter. Issuer is selling securities,

(k) The underwriter's officers:

Not Applicable. There is no underwriter. Issuer is selling securities.

(1) The underwriter's general partners:
Not Applicable: There is; No underwriter. Issuer is selling securities,

(m) Counsel to the underwriter:
Not Applicable. There is no underwriter. Issuer is selling securities.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.
Not Applicable. No persons are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.
The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Not Applicable.

ITEM 4. Jurisdictions In Which Securities Are To Be Offered.

(a) List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable, issuer will directly offer the Securities.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

The Issuer will market and sell the shares to participating or non participating investors. The issuer intends to rely upon exemptions pursuant to state law where the securities are offered. The issuer will, prior to any offer in a particular state, review such applicable state law to either register the offering in such state or rely upon an applicable exemption.

ITEM 5. Unregistered Securities Issued or Sold within one year.

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:
(1) The name of such issuer; EMERGING GROWTH FUNDING, LLC

(2) The title and amount of securities issued;

(a) 4,164,000 Common Shares issued to Chairman and Chief Executive Officer of the Company pursuant to the initial formation of the Company as an LLC and subsequent conversion to a "C" Corporation.

(b) 1,041,000 Common Shares issued to President and Director of the Company pursuant to the initial formation of the Company as an LLC and subsequent conversion to a "C" Corporation.
No securities have been sold.

(3) The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

The securities were issued pursuant to initial formation of the Company. Both parties contributed an aggregate of $1,500 in initial formation expenses and received securities pursuant to the Company's formation. These securities became Common Shares upon the May, 2009 conversion of the Company from a limited liability company to a "C" corporation.

(4) The names and identities of the persons to whom the securities were issued.

(c) 4,164,000 Common Shares issued to President and Director of the Company pursuant to the initial formation of the Chairman and Chief Executive Officer of the Company as an LLC and subsequent conversion to a "C" corporation.

(a) 1,041,000 Common Shares issued to President and Director of the Company pursuant to the initial formation of the Company as an LLC and subsequent conversion to a "C" corporation.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The transactions described above were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that:

(i) no commissions were paid for the issuance of security; (ii) the issuance of such security by the Company did not involve a "public offering"; (iii) the purchasers of each security were sophisticated and accredited investors; (iv) the offerings were not a "public Offering" as defined in Section 4(2) due to the insubstantial numbers of persons involved in such sales, size of the offering, manner of the offering and number of securities offered; and (v) in addition, each purchaser had the necessary investment intent as required by Section 4(2) since each purchaser agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act, (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering").

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable, No issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1 -A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered:

Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation:

Not Applicable..

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

PART II - OFFERING CIRCULAR
MODEL A

COVER PAGE

EMERGING GROWTH FUNDING, INC.
(Exact name of issuer as specified in its charter)

Type of securities offered: Common Stock
Maximum number of securities offered: 5,000,000 Common Shares
Minimum number of securities offered: 1,000,000 Common Shares
Price per security: $1.00
Total proceeds: If maximum sold: $5,000,000
If minimum sold: $1,000,000
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering?
[ ] Yes [X] No
If yes, what percent is commission of price to public? **Not Applicable**

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No
(See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [X] Yes [ ] No
(See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No
(See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No
(See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.
SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

This offering has been registered for offer and sale in the following states:
This offering has not yet been registered for offer and sale in any state. The issuer intends to rely upon exemptions pursuant to state law where the securities are offered. The issuer will, prior to any offer in a particular state, review such applicable state law to either register the offering in such state or rely upon an applicable exemption.

AS TO THE COMPANY

Exact Corporate Name **EMERGING GROWTH FUNDING, INC.**

State and Date of Incorporation: **FLORIDA, (converted from LLC to C Corporation MAY, 2009)**

Street address and principal office:
12510 SW 18 St.
Miramar, Fl. 33027

Company telephone number: (407) 488-6868

Fiscal year: **December 31**

Person to contact at Company with respect to offering:
Michael Shulman, Chairman and Chief Executive Officer

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

A. *Lack of Operating History; History of Losses.*

The Company has only been in existence since May, 2009. During its short life, the Company has had minimal operations. As shown in the

Company's financial statements accompanying its annual report, the Company has incurred net losses of $28,928 since inception. The Company does not expect to achieve profitability for several quarters following the close of the Offering, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

B. *Lack of Film Production Experience.*
Other than general awareness by one or more Members of the Board of Directors of the Company, the Company's managers do not have a. history of experience in film production. Lack of experience in this arena could prove to have material adverse effect on the Company's business, financial condition or results of operations.

C. *Dependence on Key* Individuals.
The two officers and Directors are the only two employees of the Company at this time. Either or both Directors of the Company could fall victim to some kind of accident or incident which would render either or both of them incapable of serving the Company. The Company's success is substantially dependent upon these key individuals. The loss of the services of either of these two individuals could have a material adverse effect on the Company's business, financial condition or results of operations. The Company does not have an employment contract with and does not hold key-man life insurance and accident insurance policies on either Director. Even if it did, there is no assurance that any of these individuals could be replaced by qualified personnel.

D. Risks of Motion Picture Production:
The production of motion pictures involves substantial risk. The projected costs of film production are often difficult to calculate and may be increased by reasons or factors beyond the Company's control (including, among others, labor disputes, malfunction of equipment, illness or incapacity of key personnel, weather conditions) that require more capital than initially projected for any project or group of projects in order to complete production. Local, regional and national and/ or international competition may further affect the availability of the means of production including, but not limited to, availability of suitable options or rights to scripts, suitable camera crews, sound technicians, visual effects technicians, studio

availability, location availability and productions facilities. All funds allocated to a film project may be lost if production is delayed, ceased or abandoned and not adequately covered (or otherwise adequately insurable) by insurance. Completion bonds, while possibly available to offset the general risks associated with non-completion through providing additional funds, may not be adequate to cover significant cost overruns. The Company cannot predict the effects of these factors with certainty, and any these factors could have a material adverse effect on our business, results of operations and financial condition.

E. Risk of Motion Picture Distribution:
The success of the Company's distribution activities depends, in part, on certain factors beyond the Company's control. Distribution success is dependent on obtaining favorable agreements for access to distribution channels, being able to undertake reasonable advertising costs, and technological and materials of production costs in addition to overall demand in accordance with public tastes and availability of alternate forms of entertainment. In addition, the success of a motion pictures or television programs or recorded media in additional markets, such as home video and online sales, are often directly related to the resulting performance in theaters or in television ratings or in recorded media sales. Therefore, poor box office results or poor television ratings or poor sales may negatively affect future revenue streams.

F. Risks of Motion Picture Market Acceptance:
The production of motion pictures involves substantial risk. Each motion picture or television program or recorded media is an individual artistic work. Unpredictable audience reactions primarily determine commercial success. Generally, the popularity of motion pictures depends on many factors including the critical acclaim they develop, the format and channel of their initial release, the actors, the genre and specific subject matter. The commercial success further depends upon the quality and acceptance of motion pictures or programs that competitors release at or near the same time. No prediction can be made as to the effects of these factors with any sort of certainty. Any of these or other factors could have a material adverse effect on business operations, results of operations and financial condition.

G. **Competition:**

Many of the Company's current and potential competitors have longer operating histories and may have significantly greater financial, distribution, sales, marketing and other resources, as well as greater name recognition and a larger distribution base than the Company has or may later develop. Therefore, others may be able to devote greater resources to the development, promotion, sale and support of their productions than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results or financial condition.

H. **Uncertainty of Future Operating Results:**

The Company does not expect to achieve immediate profitability nor can it predict how many quarters will expire before profitability develops and there can be no assurance that it will be profitable thereafter, or that any such profitability by the Company will be achieved.

I. **Control by Existing Stockholders:**

Immediately after the closing of this Offering, control of the Company will rest with the existing Officers and Directors of the Company. In the event that the minimum securities are sold, approximately 67% of the then outstanding Common Shares will be owned by the Company. Only upon the sale of more than 3,120,000 Common Shares will the Officers cease to control the Company. Even so, in the event that the maximum securities are sold, the officers and directors combined will control the Common Shares then outstanding. Thus, the then current Officers and Directors will be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of all Directors and approval of significant corporate transactions. This could make it impossible for other stockholders to influence the current or future affairs of the Company.

J. Current Officers:

The current Officers of the Company are also the controlling shareholders of the Company, and they may vote their shares subject to their opinion and preference and without consideration of their roles as Officers and Directors of the Company and the fiduciary duties that such roles entail. Therefore, in any vote of the

shareholders, their best interest and not necessarily those that are in the best interest of the other shareholders may prevail. The control of such votes of the Company at certain times, may not, therefore, consider any investors (or shareholders) interests. Any other party that controls any portion of the Company (see Risk Factor "K" below), may also choose to vote their shares subject to their opinion and preference and without consideration of their role as Officer or Director of the Company and the fiduciary duties that such a role entails, thus in any vote of the shareholders, any party may vote in their best interest and not in the best interest of the other shareholders. (See Risk Factor "J" above).

L. No Prior Trading Market for Common Stock;
Potential Volatility of Stock Price: No prior market has existed for the Company's securities and the Company does not anticipate that any such market will develop subsequent to this offering. A purchaser must be fully aware of the long-term nature of an investment in the Company. The shares are being offered and sold pursuant to Regulation "A" promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act") and available exemptions under applicable state laws. Purchasers may need to bear the economic risk of the investment for an indefinite period of time. Ownership of the shares must be considered a long-term, non-liquid investment.
Note: In addition to the above risks, businesses are often subject to risks not foreseen of fully appreciated by management. In reviewing this Offering Circular, potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

EMERGING GROWTH FUNDING, Inc. (the "Company") was formed to produce, invest in and distribute individual or groups of independent films, television programming, recorded media, and related content. The Company intends to act as a producer or co-producer on individual films or groups of 2-10 properties in the thirty-six (36) months following this Offering.

The Company plans to produce and distribute films that are independent of major studios and marketed with smaller budgets than those used by major studios and to apply certain technology developments in the creation of and conversion of films.

The company intends to establish both national and international channels for distribution of films to both theaters and on television and through recorded media and to build an entertainment library. Management believes that distribution of films and programming previously unreleased or in limited release may generate recurring revenues for the Company through distributing such properties directly, or to retailers, to online sellers and buyers, to those who may choose to receive them through other means, and to television and recorded media conduits.

In addition to producing films, the Company plans to participate in the production and marketing of films in consort with others, or to acquire additional properties to sell in or to the marketplace whenever the opportunity presents itself.

The company plans to seek additional films either already finished or in various stages of production and may participate in or to attend domestic and worldwide film markets and seek relationships with other producers and those in the film industry in need of additional funding for their projects, or with a finished film that needs representation to distributors.

The Company also intends to present such aspects of the company business model to the users of the Internet on its website and through others, and through word of mouth advertising with various film professionals (agents, other producers, managers and other such parties involved in entertainment).

After targeting a specific film project, the Company also intends to acquire projects through negotiation with writers, producers, packagers, or authorized representatives.

Company management will evaluate each project internally or with the support of selected experts based on its quality of production, name talent (actors, directors etc.) involved, and the subject matter to determine if it can develop as a source of added revenue for the Company.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence; indicate if completion of development of the product would require a material amount of the resources of the Company and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

In the role of a producer, the Company anticipates creating or acquiring the rights to original or former literary works and screenplays. After gaining an option or the rights to an acceptable original or former literary work or screenplay, the company proceeds to a development stage, assembling staffing including a suitable director and the principal actors and prepares the film budget. The producer then develops financing for the film and undertakes the production activity.

The Company intends to concentrate on properties in the range from low to with moderate production costs through those with more extensive budgets. Each project is expected to have its own financial requirements which will need to be addressed based on potential costs. These could range from a modest $150,000 cost level to far more costly levels.

The company currently has rights to one property it considers of potential worth and has discussed with others or is in negotiation from time to time with others related to projects in development and also continues to actively seek others.

Methods used by producers to secure production financing greatly vary from project to project, including capital provided by publicly or privately raised pools of investment capital or money provided by

substantial funding resources or from banks and others that specifically seek to participate in film financing.

An alternate method of feature film financing involves the pre-sale by the producer of certain or all of the films ancillary rights which could include domestic and foreign theatrical rights, domestic cable television, network television, and syndicated television and DVD/"Blu-Ray" and other recorded media or delivery options. It also considers funds derived from those seeking to appear in films or participate as crew members and from other sources, and from product placement in films. In many cases, the Company anticipates that it will provide a material amount of necessary financing directly or in consort with others.

Once financing is complete, the film enters the so called "pre-production" phase. Then, locations are secured, casting is completed, and the shooting schedule finalized. The so called "Principal photography" is then initiated, and the actual so called "shooting" of the film occurs. The project then continues into the "post-production" phase. During "post-production", the film is edited and music and sound effects are added resulting in either a film negative from which prints are made for release by distributors to theaters or into a recorded media format (such as may be used for display in theaters or for subsequent transmission purposes).

With current developments in digital theater capability, some films ,ay be made directly on recorded media other than on film and the edited result may be duplicated and shown. The Company plans to produce and distribute films that are independent of major studios and often marketed with smaller budgets than those used by major studios.

The company intends to establish both national and international channels for distribution of such films to both theaters and on television and recorded media, and to build an entertainment library. The Company believes that distribution of films and programming previously unreleased or limited release will generate recurring revenues by distributing film directly, to retailers, to online buyers, and to television and supplement the further expansion of the Company-s originally produced films and programming.

There are many types of films which the company believes can provide suitable projects. While the company may focus on a wide range of content without "live" character talent (such as animation or computer-created content) and with "live" talent (such as, but not limited to producing artistic films that emphasize complex story-lines and character development with limited or extensive overall production cost, it intends to also consider either its own production of substantial production cost projects or with others to undertake major budget feature-film cinematography, and to support or implement technology application to film content (such as 2D to 3D conversion or film production in 3D).

The stated company goal is to produce compelling, commercially viable films and to distribute such films to theatrical and ancillary markets both domestically and internationally at a profit with suitable production budgets.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of die Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Motion picture production and distribution are both highly competitive in nature. The Company will need to successfully compete with the major studios, numerous independent motion picture and television production companies, and others for the acquisition of literary and film properties, the services of performing artists, directors, producers and other creative and technical personnel and production financing. Ultimately, the Company's motion pictures will have to compete with other production and distribution companies for audiences and exhibition outlets. Major studios ("major studio" is generally regarded in the entertainment industry to mean major names such as Universal Pictures ("Universal[55]), Warner Bros, Twentieth Century Fox, Sony Pictures Entertainment ("Sony"), Paramount Pictures, and The Walt Disney Company ("Disney")) which have historically dominated the motion picture industry.

Competitors less diversified than the "major-studios" and generally categorized as "mini-majors" (such as Dreamworks, SKG, Miramax, Lionsgate,) while not as well known, also would be competition.

Smaller independent companies that will also compete and film production companies directly related to principal actors and actresses (such as that of Clint Eastwood), and television production companies (such as those producing a television series) also would represent competition. Competition also could develop from alternative forms of entertainment, such as live productions, sporting events, outdoor recreation and other cultural activities. The success of any motion picture is therefore not only dependent on the quality and acceptance of products, but also on the quality and acceptance of other competing motion pictures and alternative forms of entertainment.

The Company believes that it can compete with other entrants in this field for several key reasons including its financial approach, shareholder support, presentation and marketing efforts, distribution and promotional relationships, and other factors.

Financial Approach:
Our primary criteria for evaluating Company supported or involved-in projects for proceeding into production is intended to be based on locating and utilizing various tax refunds/rebates, subsidies, co-production funds, or other benefits to enable up to 50% of a films budget provided from outside sources. In certain cases, this will

include the use of foreign companies, which will enable qualifying film projects to use foreign "soft money". Such subsidies allow the Company to significantly mitigate the financial risk of each picture because these government funds are "non-recoupable".

In addition, the Company will attempt to receive sales estimates from one or more experts to validate the film concept and from comparisons with other similar film content and from distribution companies that can also validate the potential revenue of each film before we proceed to production. We believe that our basis for a disciplined acquisition and production model will minimize the financial risks often associated with film acquisition, production and distribution by evaluation and potentially procuring co-production agreements, pre-selling international distribution rights, emphasizing efficient production schedules and entering into agreements with suitable talent attracted in part by the films we seek to develop and produce.

While such strategies may limit the potential revenues of certain projects, we believe that this approach will create operating and financial stability and allow us to reserve capital to pursue additional opportunities.

Shareholder Base:

It is our intent that, at the completion of this Offering, the Company will have a large and diverse shareholder base which could encompass a variety of opportunities for the Company in developing alliances. By communicating with subsequent potential shareholders and with existing shareholders on a regular basis, and utilizing our internet presence and other forms of communication to allow these shareholders to leverage their own contact base, we look forward to achieving a broader awareness and “word of mouth” discussion focus about the Company and an incentive to attend individual film releases than would be normal in the industry.

Note: Since this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, we would encourage those with an interest in the Company to gain additional insights into the film industry by independent investigation and evaluation of both the industry and the Company prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort that will be necessary in order for the Company to be profitable, indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company plans to market itself and its future properties in order to foster a growing awareness of the Company and to enhance its reputation in the domestic and worldwide entertainment industry. These marketing efforts will include a consistent media awareness activity intended to create personal, product, and entity awareness coupled with specific exposure efforts towards "brand" recognition. Through Film Festival Attendance, the Company intends to send key personnel to major film festivals and strategically gain awareness of the Company and its products in significant markets segments. The Company believes this will support our long term plan of operations for the Company and provide a potential "pre-sale" atmosphere which will create supportive relationships with all levels of domestic and international distributors while implanting an awareness of the Company's position as its own international sales and distribution efforts.

The key festival markets are easily identified and the Company selections will be modified as conditions suggest. The Company anticipates festival attendance will be initially limited to $25,000 - $50,000 annually and expanded as the Company presence in the industry dictates. The Company recognizes that awareness can often be created through direct utilization of industry publication and general media utilization and expects to make use of such Trade Advertisement and other mediums. The Company intends to advertise its future slate of productions in important industry trade magazines (such as Variety, Hollywood Reporter, Screen International and Filmmaker). The Company expects to budget costs estimated to be approximately $5,000 per year.

Awareness also in some manner may depend upon a presence in entertainment industry Trade Associations. The Company intends to market itself to the industry by joining industry organizations (such as The Independent Feature Project and the Producer's Guild of America).

The Internet continues to generate awareness capabilities for personal, product, and entity exposure, and utilization of a Company website and individual websites for specific films and groups of films can develop substantial interest. By creating a suitable presence on the Internet which will link the web audience to specific web pages for a project by project basis to better introduce each film to domestic and international audiences and eventually participate in direct merchandizing, the Company can encourage interest and develop additional support for the Company activities.

As of the date of this offering statement, the Company has spent very limited funds on its establishment of Internet awareness to confirm the ability of the internet as a means of awareness. The Company plans to expand this Internet effort to both encourage participation in the Company and to generate awareness of the Company goals and to expend sufficient funds on both a Company website and related websites to promote the Company activities.

These are currently projected at a level of approximately $2,500 to develop a more extensive Company website site which will serve to allow additional awareness of the Company offering and of its goals and immediately upon Closing of the Minimum Offering, to spend approximately $10,000 - $ 15,000 annually on various aspects of Internet awareness on a case by case basis, together with such promotional efforts as may support the Company promotional planning activities for website development and web marketing.

Distribution of the Company film content requires encouragement of distributors and so called "packagers" who can act as a conduit for reaching audiences, together with certain "self promotion" techniques such as "four-walling" (where funds are provided to theaters to locally promote or where the Company supports the availability of a film by purchasing promotion denoting theater locations or general awareness of a film).

To encourage distribution, the Company intends to market individual film productions through the engagement of motion picture distributors on a picture-by-picture basis. Motion Picture distributors are responsible for the direct availably of films to theaters and advertising budgets and services on behalf of each film. Generally, working directly with the Company, a film distributor will develop a specific publicity campaign for the film. Once the campaign is agreed upon, the distributor will advance funds (generally called "P & A" (Print (if a film negative is used) and with digital distribution Promotion (and Posters) and Advertising) funds which are usually an agreed upon amount of at least 20%-50% of the film's production budget. Posters and "One-Sheets" are produced, together with a "trailer" short version of film highlights) of the film, which the distributor sends out far in advance of the film's release to generate significant interest.

In collaboration with the Company and the distributor's film publicist, the distributor and film producer arrange a wide variety of events and promotions to market the film, including press and celebrity screenings, parties, and promotional product sponsored gatherings. The internet is also now becoming a crucial part of the marketing of the film and the unit publicist along with the producer and distributor begin as early as possible to create the "buzz" (general "word of mouth") awareness through various film and entertainment related websites, and the use of specific Internet sites targeted for the "core audience" (the demographic that the film is likely to appeal to).

The entertainment industry operates on a wide variety of promotional activities or Promotional Partnerships, in addition to direct action. The success of independent films can be significantly increased by enhancing the degree of potential audience awareness for theatrical, distributive, and recorded media release. These may take various forms related to associations with products or events. Promotional partnerships with well recognized consumer products and services companies provide substantial potential audience awareness generated for independent films in exchange for providing the consumer products or services company with the opportunity to associate with additional "niches" (groups of like interest individuals) of popular culture. The Company intends to vigorously pursue such relationships in order to both supplement its production budgets and to generate publicity.

The promotional partnerships that the Company will attempt to develop will be on a project-by-project basis and include what is known as "product placement", where a consumer product company will either pay to have their- product appear in the Company's film, or provide the product free of charge to be used in the film, or a combination of both.

Each film demands a variety of products which might be used in this manner. Some examples of products which the Company plans to pursue include alcoholic beverages, vehicles, food, clothing and jewelry.

The Company also expects to recognize that there are those who seek to appear in films and are willing to support film production activity in order to create personal awareness for their friends and others and possibly for their business enterprises or relationships, the Company believes that providing such "linkages" could enable further support for the Company efforts and further its ability to develop financial interest in participation in the Company.

The Company also intends to utilize various means of offset of costs for specific aspects of its production costs by encouraging the underwriting of certain expensed items which could be provided for Company utilization, among other concepts which could aid the Company in the solicitation of films or their development.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

The Company has no backlog of orders for any product or services. The Company has been in existence for less than one year. In that time, the Company has had no backlog of orders for any products or services.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements and the expiration date(s) of any collective bargaining agreements). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

As of the date of this Offering, the Company has two employees which are also Board members: The Chairman and Chief Executive Officer and the President and Director. The Company anticipates that, following the Closing of the Offering, it will add 1-4 employees. Of these employees, one (1) will be administrative / clerical in nature and the three additional employees (3) will be acquisition and development executives.

No employees are subject to collective bargaining agreements. No employees have been (or are threatening to) strike. The Company has no supplemental benefits or incentive arrangements currently (or anticipated) with any employees. The Company expects to establish some manner of Key Man insurance so as to protect the Company in the vent of an event which would curtail the ability of its officers to direct Company activities as planned.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company does not own any real property (real estate, plant and equipment, patents, trademarks, etc.). The Company leases interim operational and office space on a month-to-month basis from one or both of its current principal officers on a deferred cash basis so as to limit operational costs. The Company ledgers $500 / month for these facilities. There are no written agreements in place for the use and payments of these facilities and the Company believes that its current facilities will be suitable for its use through the close of the Minimum Offering. Thereafter, the Company anticipates that it will lease or purchase office space in an "office suite" arrangement in Florida. The Company is aware that such space is available and expects to secure a lease for such space for less than $1,500 per month.

The “pre-production” of film requires both electronic capability (computers and computer software) and communications, and the production of film requires film or fide equipment, and processing or “post-production” equipment’; (editing and various audio and video processing equipment). While certain of this can be rented, leased, or utilized through those who provide the technical services, the industry changes rapidly and the “state of the art” may affect the ability of the Company to produce and promote itself and its products.

The Company has the use of certain technical equipment for the creative process and necessary production, editing, and finalization of Company promotional content and some film content from one or both of its current principal officers on a deferred cash basis so as to limit operational costs. The Company ledgers $2500/month for these equipment capabilities. There are no written agreements in place for the use and payments of these equipment capabilities and the Company believes that its current equipment capabilities will be suitable for its promotional use through the close of the Minimum Offering.

Thereafter, the Company anticipates that it will lease or purchase either this equipment capability or replace it with substitute equipment. The Company is aware that such equipment capabilities are available from both manufacturers and distributors of such equipment and it will utilize a competitive bid process from at least three (3) competing sources for such equipment capabilities if purchased or to develop a lease from a provider of such financing on a competitive fee basis.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's operations are not currently dependent upon the possession of any intellectual property or proprietary information. As such no license agreements or similar contracts exist in this regard. Thee Company has secured the rights to interviews on an exclusive basis with the individuals involved in the pursuit of a world class raw gemstone and has exercised an option to convert those interviews into a film script and has copyrighted and filed with the Writer's Guild of America it rights to such a film content.

The Company has entered into an agreement with a writer to produce the screenplay for the exclusive rights to the film concept it has and the Company expects upon its completion to attempt marketing of that screen play as the basis for a film.

The Company has also secured options to other intellectual properties and has had submitted a plan for the creation of a film production alliance which could enable subsequent production of or distribution of films either after funding or after the development of partial funding to enhance existing funds already acquired by those owning such film properties.

The Company has also entered into representation agreements with one or more purveyors of "3D" technology which could enhance the Company awareness of it's ability to provide such technology to convert existing "2D" films of others into "3D' version or to begin production of original "3D' content.

The Company also encourages the creation of film production entities for the purpose of establishing a participatory image within the

entertainment industry for those seeking such awareness and as a medium for product insertion into films.

The Company expects to expend between $15,000 and $75,000 on research and development of quality intellectual property, not inclusive of the costs to actually "option" (gain right to consider purchase) or purchase screenplays from writers. As the Company expands its developmental production efforts, the primary intellectual property component will be ownership of or the rights to utilize a book or concept or synopsis or treatment or screenplay for each property.

As such, the Company will engage in a rigorous legal process to secure comprehensive rights to any screenplays it acquires. The Company does not currently retain the services of such legal counsel but contemplates such a need. In the event that the Company serves as co-producer or invests in a film production, it will also be necessary that the intellectual property ownership in these instances has been properly secured.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, such regulations should indicate die nature and extent such regulation and its effects or potential effects upon the Company may represent.

The Company is s not subject to material regulation.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company has no subsidiaries. It is normal in the entertainment industry to establish an entity for each production which will limit the Company direct exposure.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Company has only been in existence since May, 2009 and has had no mergers or acquisitions.

Material events to date are:

March, 2009-Formation of the EMERGING GROWTH FUNDING, LLC entity.

April 2009 Creation of the Company plan for Production Company concept,

May, 2009 Creation of the filing.

Formation of the Company:

March, 2009 Completion of Company's business planning process

April, 2009 Completion of Industry Analysis and Production Company Plan

May, 2009 Board of Directors Company converts form from LLC to "C" Corporation ro enable filing

4,
(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or die expected method by which the Company will achieve the milestones.

EVENTS OUTLINED

Event/ Milestone	Manner of Occurrence / Method of Achievement	Minimum Close
Purchase first original screenplay	Company representatives find available screenplays via "word of mouth"; discussions with agents, writers, etc; attendance at "networking locations, festivals and industry gatherings in addition to preceding on utilization or sale of the existing rights to the "Emerald" film concept it has secured.	3
Develop first film budget	Internal expertise used, including knowledge of venues and locations	4
Secure "soft" general commitment from Director and Actor(s) for first film	Interaction with relevant talent agencies; use contacts to speak directly with potential Directors and Actors	6
Purchase second original screenplay	Company representatives find available screenplays via word of mouth; discussions with agents, writers, etc; attendance at festivals arid industry gatherings	7

Obtain additional project financing for first film	Target and market industry professionals with film equity investment experience; utilize non-traditional sources of financing	7
Obtain distribution agreements for first film	Market to domestic and international distribution houses with assembled film package	7
Develop second film budget	Internal expertise used, including knowledge of venues and locations	8
Shoot first film	Internal expertise plus hired outside expertise to manage production process during shooting	9
Post -production of first film	Hired professionals engage in editing, music and sound design	10
Secure "soft" commitment from Director and Actor(s) for second film	interaction with relevant talent agencies; use contacts to speak directly with potential Directors and Actors; utilize "buzz" from first film-wrap in process	10
Obtain additional project financing for second film	Target and market industry professionals with film equity investment experience; utilize non-traditional sources of financing; leverage successful completion of first film in this process	11
Obtain distribution agreements for second film	Market to domestic and international distribution houses with assembled film package	11
Release first film	Via distribution agreements; thereafter pursue video and aftermarket opportunities	12
Post -production of second film	Hired professionals engage in editing, music and sound design	14
Release second film	Via distribution agreements; thereafter pursue video and aftermarket opportunities	16

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Event	Affect on Operations and Net Income
Purchase first original screenplay	Any delay in the purchase of this first screenplay will, of course, delay the ongoing production of the Company's first film. The Company will not generate substantial revenue (with the exception of potential producer fee revenues) until after the release of its first film. Thus, any delay in purchasing this first screenplay will substantially affect the timeframe by which the Company

	generates any potential net income.
Develop first film budget	Any delay in determining a production budget of the first film will delay production. The Company will not generate substantial revenue (with the exception of potential producer fee revenues) until after the release of its first film. Thus, any delay developing this budget will substantially affect the timeframe by which the Company generates any potential net income.
Secure "soft" commitment from Director and Actor(s) for first film	Any delay in obtaining soft commitments makes obtaining additional financing and distribution agreements more difficult. In the event that the film is not "assembled" in this timeframe substantial delays may occur. In order to address these delays the Company may need to-(a) provide more direct financing if available (b) choose talent that is not as marketable as desired or (c) delay the ongoing production process. Because the Company will not generate substantial revenue (with the exception of potential producer fee revenues) until after the release of its first film, any production delays will substantially affect the timeframe by which the Company generates any potential net income.
Purchase second original screenplay	Any delay in the purchase of the second screenplay will, of course, delay the production of the second film. There is no assurance that the Company's first (or for that matter second) film will prove successful. Accordingly, delays in the production of the second film may further delay the potential for the Company to generate net income.

Obtain additional project financing for first film	In the event that the Company is unable to obtain the targeted financing in the seven months following Closing, the production of the Company's first film could be delayed. Because the Company will not generate substantial revenue (with the exception of potential producer fee revenues) until after the release of its first film, any production delays will substantially affect the timeframe by which the Company generates any potential net income. The Company may need to spend additional funds directly in order to facilitate a timely production. However, direct funds spent on the Company's first production could mean fewer (or no) funds available for future productions.

Event	Affect on Operations and Net Income
Obtain distribution agreements for first film	Although distribution agreements are important to final release, a delay in obtaining these agreements is not as critical as many other components of the production process. Nonetheless, delays in obtaining distribution agreement could impact the Company's ability to obtain additional financing (see above).
Develop second film budget	Any delay in determining a production budget of the second film will delay its production. There is no assurance that the Company's first (or for that matter second) film will prove successful. Accordingly, delays in the production of the second film may further delay the potential for the Company to generate net income.
Shoot first film	Any delays in the actual shooting of the film, will of course delay its final release. Because the Company will not generate substantial revenue (with the exception of potential producer fee revenues) until after the release of its first film, any shooting delays will

	substantially affect die timeframe by which the Company generates any potential net income.
Post -production of first film	Any delays in the post-production process, will of course delay its final release. Because the Company will not generate substantial revenue (with the exception of potential producer fee revenues) until after the release of its first film, any post-production delays will substantially affect the timeframe by which the Company generates any potential net income.
Secure "soft" commitment from Director and Actor(s) for second film	Any delay in obtaining "soft" commitments from talent will result in delay of the second film's production. In the event that the Company's first film is unsuccessful, it will rely upon its second production to achieve net income. Accordingly, any delay in production of the second film would then have a negative affect on the Company's potential net income.
Obtain additional project financing for second film	In the event that the Company is unable to obtain the targeted financing in the stated time frame, the Company's second film could be delayed. In the event that the Company's first film is unsuccessful, it will rely upon its second production to achieve net income. Accordingly, any delay in production of the second film would then have a negative affect on the Company's potential net income.
Obtain distribution agreements for second film	Although distribution agreements are important to final release, a delay in obtaining these agreements is riot as critical as many other components of the production process. Nonetheless, delays in obtaining distribution agreement could impact the Company's ability to obtain additional financing (see above).

Release first film	**Because the Company will not generate substantial revenue (with the exception of potential producer fee revenues) until after the release of its first film, any delays of the release will substantially affect the timeframe by which the Company generates any potential net income.**

Event	**Affect on Operations and Net Income**
Post -production of second film	**Any delays in the post-production process will delay the film's final release. In the event that the Company's first film is unsuccessful, it will rely upon its second film to generate income. Accordingly, any delay in (lie release date of the second film may delay the Company's ability to generate net income.**
Release second film	**In the event that the Company's first film is unsuccessful, it will rely upon its second film to generate income. Accordingly, any delay in the release date of the second film may delay the Company's ability to generate net income.**

Although the event analysis set forth above is accurate, investors should be aware that the focus of that analysis is on the achievement by the Company of profitability and generation of Net income. The Company's cost of operating is currently less than $75,000 annually, as it is currently in development stage. Following the Closing of the Minimum Offering, the Company anticipates obtaining at least $937,500 in net proceeds (See Section 9 - Use of Proceeds below). Upon Closing the Company anticipates that is monthly operational simply to maintain the business, will not exceed $20,000. Thus, the primary expenditures will be on (a) securing intellectual property (b) producing films and (c) marketing. Thus, although delays in the milestones set forth above have the potential to delay prospective profitability, such delays should not result in liquidity crises that call into question the Company's ability to operate as a going concern.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and

should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?

The Company has not yet experienced a full fiscal year. For the period from inception (March, 2009 to May, 2009), the relevant data is: Total $(31,928) (($0.006) per Share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

The Company has had no profits from Inception to the date of this Offering.

7.
(a) What is the net tangible book value of the Company?

($28,928) (($.0056) per Share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, please explain the reasons for the variation.

The offering price is substantially higher than the book value per share. The Company is in the development stage in an industry that does not require fixed assets in order to achieve success. Accordingly, book value is likely to remain low (or negative) until such time that the Company achieves profits. Because the primary assets that the Company will acquire or develop are intellectual property, it is likely that the book value will understate the actual value of the Company in the future.

The management of the Company has determined the Offering Price in its sole discretion. The management of the Company believes that if the Company is successful in its business model, based upon its experience, investors at the offering price will receive a reasonable return on investment. The management believes that this is an appropriate price for the Offering, however there is no formulaic basis for the arbitrary Offering Price.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

None. The Company has not sold securities in the last 12 months.

8.

(a) What percentage of die outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 48.99% if the minimum is sold: 16.11%

(c) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $ 10,205,000*
If the minimum is sold: $ 6,205,000 **

- These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation, The type and amount of convertible or other securities thus eliminated would be: 0. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: S0.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9.

(a) The following table sets forth the use of the proceeds:

	Minimum Offering	%				%		%	Maximum Offering	%
Amount Sold	$ 1,000,000		$2,000,000		$3,000,000		$4,000,000		$5,000,000	
Less Offering Expenses:										
Commissions and Fees	$ -	0.00%	$ -	0.00%	$ -	0.00%	$ -	0.00%	$ -	0.00%
Legal & Accounting	$ 35,500	3.55%	$ 35,500	1.78%	$ 35,500	1.18%	$ 35,500	0.89%	$ 35,500	0.71%
Copying & Advertising	$ 22,000	2.20%	$ 37,000	1.85%	$ 45,000	1.50%	$ 60,000	1.50%	$ 80,000	1.60%
Travel	$ 5,000	0.50%	$ 5,000	0.25%	$ 10,000	0.33%	$ 10,000	0.25%	$ 10,000	0.20%
Net Proceeds From Offering	$ 937,500	93.75%	$ 1,922,300	96.13%	$ 2,909,500	96.98%	$ 3,894,500	97.36%	$ 4,874,500	97.49%
USE OF NET PROCEEDS										

Production	$ 500,000	50.00%	$ 1,175,000	58.75%	$ 1,830,000	61.00%	$ 2,500,000	62.50%	$ 3,200,000	64.00%
Purchase of Screenplays	$ 100,000	10.00%	$ 200,000	10.00%	$ 5,300,000	10.00%	$ 400,000	10.00%	$ 500,000	10.00%
Officers Salaries	$ 125,000	12.50%	$ 175,000	8.75%	$ 175,000	5.83%	$ 200,000	5.00%	$ 200,000	4.00%
Employee Compensation	$ 35,000	3.50%	$ 35,000	1.75%	$ 90,000	3.00%	$ 155,000	3.88%	$ 235,000	4.70%
Publicity and Advertising	$ 40,000	4.00%	$ 80,000	4.00%	$ 169,000	5163%	$ 225,000	5.63%	$ 290,000	5.80%
Working Capital	$ 55,000	5.50%	$ 86,600	4.33%	$ 130,600	4.35%	$ 199,600	4.99%	$ 234,600	4.69%
Festival Attendance	$ 25,000	2.50%	$ 50,000	2.50%	$ 50,000	1.67%	$ 50,000	1.25%	$ 50,000	1.00%
Research and Development	$ 15,000	1.50%	$ 50,000	2.50%	$ 75,000	2.50%	$ 75,000	1.88%	$ 75,000	1.50%
Intellectual Property Maintenance	$ 15,000	1.50%	$ 36,000	1.80%	$ 50,000	1.67%	$ 50,000	1.25%	$ 50,000	1.00%
Website and Internet Development	$ 10,000	1.00%	$ 15,000	0.75%	$ 15,000	0.50%	$ 15,000	0.38%	$ 15,000	0.30%
Repayment of Advances	$ 9,500	0.95%	$ 9,900	0.50%	$ 9,900	0.33%	$ 9,900	0.25%	$ 9,900	0.20%
Trade Advertisements	$ 5,000	0.50%	$ 5,000	0.25%	$ 5,000	0.17%	$ 5,000	0.13%	$ 5,000	0.10%
Industry Association Fees	$ 3,000	030%	$ 5,000	0.25%	$ 10,000	0.33%	$ 10,000	0.25%	$ 10,000	0.20%

I. Production - These expenditures represent the Company's core business model of producing, and investing in independent films, television programming and related content. The Company anticipates providing, on average, 25%-33% of a project's budget directly. Accordingly, the Company has planned for direct production of two films if the Minimum Offering is raised and ten films if the Maximum Offering is raised. In the event that the Company is able to secure financing such that it is required to invest less than the average budget in direct projects, the Company anticipates utilizing these production funds for co-production ventures or purchases of other entertainment assets (as described herein). In the event that production costs exceed budgets and/or additional financing on projects is not available, the Company will likely utilize working capital funds and reduce total advertising and publicity expenditures in order to address shortfalls. The Company does not anticipate spending less than these amounts on production as described herein.

II. Screenplay Purchases - the Company anticipates purchasing two original screenplays if the Minimum Offering is raised and ten original screenplays in the event that the Maximum Offering is raised. We believe that we can purchase screenplays, including the cost of options on original works, for $35,000 - $50,000 per screenplay. In the event that screenplays average more than $50,000, the Company will utilize working capital funds to first ensure at least two screenplays arc purchased and produced and thereafter may choose to purchase fewer than 10 screenplays at the Maximum offering if necessary. In the event that screenplays average less than $50,000, the Company

will deploy funds allocated for screenplay purchase, at the discretion of management into one or more of the following categories: (a) purchasing additional screenplays: (b) adding to the
(a) The following table sets forth the use of the proceeds from tills offering:

Production budget; (c) increasing the budget for Festival Attendance; or (d) increasing the expenditures on Publicity and Advertising.

III. Officers Salaries - The Chief Executive Officer and the President of the Company has been accruing salaries at the rate of $24,000 annually each. Upon closing of the Minimum Offering, the Company will pay accrued salaries (currently $21,000 and accruing at $4,000 per month). Thereafter the Chief Executive Officer will receive an annual salary of $100,000 and the President will receive an annual salary of $84,000. Any amounts due Officers will be paid according to this Use of Proceeds schedule. Amounts over and above those set forth due Officers will be either: (a) paid from revenues generated by the Company; or (b) accrued by the Officers until such time as funds for payment other than from this Offering are available. The proceeds of this Offering will not be used to pay more than $200,000 (at the Maximum Offering) of Officers Salaries (whether accrued or due in future) under any circumstances.

IV. Employee Compensation - As of the date of this Offering, the Company has two employees: (Executive Officer and (President). The Company anticipates that following the Closing of the Offering it will add 1-4 employees. If the Minimum Offering is raised, the Company will hire an administrative/clerical employee. If the Maximum Offering is obtained, the Company anticipates adding to that identified administrative/clerical employee, as well as one (1) individual with specific production experience and one or two (1-2) individuals focused on acquisition and development. The Company is confident it can secure employees for the amounts set forth. However, should it prove more costly to hire the appropriate individuals, the Company will utilize funds from Working Capital to assure the correct hires are made.

V. Publicity and Advertising – One Company Director is experienced in the Public Relations field and both Directors are experienced in marketing and promotion. The Company will consider necessary hire of supportive a Publicist or Public Relations firm to actively promote the Company and its projects. Additionally, the Company will regularly engage in advertising and promotional activities in regards to its business and specific properties. This category also includes the costs of reproducing and submitting films to parties interested in displaying the films, as well as travel and entertainment needed in promoting the Company and its projects. As noted, in the event of production cost overruns and/or lack of production financing, the Company may choose to reduce amounts spent on Publicity and Advertising and shift those funds to the Production budgets of individual projects. The Company may also choose to allocate Publicity and Advertising funds to the attendance of Festivals - though no more than $30,000 from this category would ever be reallocated to Festival Attendance on an annual basis.

VI. Working Capital - The Company has allocated a fund for working capital to cover the costs of general and administrative expenses consisting of items such as rent, insurance, ongoing accounting and legal expenses, telephone, postage, equipment and supplies, and other general operational cost. As noted, it is possible that the amount available for general working capital needs may be reduced in the event that; (a) there are production cost overruns and/or insufficient project financing; and/or (b) screenplay purchases prove to be more expensive than anticipated; and/or (c) the cost of hiring additional employees proves more than anticipated by the Company.

VII. Festival Attendance - The Company intends to send key personnel to major film festivals and to significant markets. We believe this will prove essential to our long term plan of operations for the Company as a means 0f creating awareness to emphasize "pre-sale" output agreements with international distributors and to position the Company's introduction as its own international sales and distribution entity. The logical choices, based upon our evaluation of audience potential, general traffic, and historical significance will require the expenditure of $25,000 - $50,000 annually. The Company may choose to utilize up to $30,000 annually in additional funds within the Publicity and Advertising budget related to the Festival Attendance.

VIII, Research and Development - The Company plans to promote itself as a seeker of independent films and intellectual property that can be developed into films for investment purposes and to establish a schedule of future productions. The Company expects to allocate $15,000 if the Minimum Offering is raised and up to $75,000 if the Maximum Offering is raised for underwriting market research and film development. In the event that the full amount anticipated for research and development is not fully utilized, the Company will reallocate remaining funds in this category to: (a) Intellectual Property Maintenance (if needed); and to (b) Working Capital thereafter.

IX. Intellectual Property Maintenance -The Company will reserve funds to maintain production rights and license fees on properties it produces or acquires. The Company expects to spend $15,000 if the Minimum Offering is raised and up to $50,000 if the Maximum Offering is raised on such Intellectual Property Maintenance. In the event that the full amount of research and development funds are not utilized, the Company will reallocate remaining funds in this category to: (a) Research and Development if appropriate to (b) Festival Attendance if appropriate: and (c) Working Capital thereafter.

X. Website and Internet Development - The Company has already established a limited Internet presence and intends to expand this to highlight current and future productions. The website will also link the viewer to specific web pages established to develop awareness for each project so as to suitably position each film for domestic and international audiences and support direct merchandizing. The Company plans to spend approximately $2,500 to expand development of the existing basic site immediately upon Closing of the Minimum Offering and thereafter to spend an additional $7,500 - $12,500 for website development and web marketing.

XI. Repayment of Advances - During the period prior to the offering, the Officers of the Company have advanced funds on the Company's behalf. If the Minimum Offering is raised $9,500 of such advances shall be repaid and if the Maximum Offering is raised $9,900 of such advances shall be repaid.

XII. Trade Advertisements -In addition to generalized Advertising and publicity campaigns, the Company intends to advertise its future groups of productions in important industry trade publications (such as Variety, Hollywood Reporter, Screen International and Filmmaker). These costs are estimated to be approximately $5,000 per annum.

XIII. Industry Association Fees - The Company intends to develop awareness within the entertainment industry by joining industry organizations related to its place within the industry. The Company may sponsor or co-sponsor events within industry organizations as part of its marketing efforts. In the event that the Minimum Offering is raised, such costs are expected to be $3,000. In the event that the Maximum Offering is raised, such costs are anticipated to be $10,000.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the: proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

There is a Minimum Offering. At least $1,000,000 (1,000,000 Units) must be sold under the Offering terms.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment which would be that part available for future development of the Company's business and operations, would be adequate.

(a) If material amounts of funds from sources other titan this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

No. No material funds from sources other than this Offering are to be used in conjunction with proceeds from this Offering.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

No. No material proceeds from this Offering are to be used to discharge indebtedness.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No. No material proceeds from this Offering are to be used to acquire assets, other than in the ordinary course of business.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

The Officers of the Company have accrued but deferred salaries, and continue to accrue salaries at the rate of $2,000 per month for each officer. The Company will use proceeds of the Offering to pay any accrued salaries as of the Closing Date to the officers. However, (as noted in Use of Proceeds) Offering Proceeds used for salary payments to Officers, both accrued and ongoing, will not exceed a total of $125,000 (in the case of the Minimum Offering) or $200,000 (in the case of the Maximum Offering).

The Officers of the Company have also advanced funds on behalf of the Company for various charges. These advances currently total approximately $8,500 and are expected to total approximately $10,000 as of the initial Closing Date. Offering Proceeds will be used to reimburse the Officers for these advances, up to a total of $9,900.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company currently has no cash flow or liquidity problems, is not on default or in breach of any indebtedness, financing arrangement or other obligation. The Company has no trade payable deficiencies and is not subject to any unsatisfied judgments, liens or settlement obligations.

Over the next annual period (12 months), the Company anticipates no cash flow or liquidity problems; no defaults; no breach of any indebtedness, financing arrangement or other obligation; no trade payable deficiencies; and no unsatisfied judgments, liens or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The Company believes that the proceeds of this Offering will be sufficient to satisfy its cash requirements for tire next 12 months. The cost of Company operations is currently less than $75,000 annually, as it is currently in development stage. Following the Closing of the Minimum Offering, the Company anticipates obtaining at least $937,500 in net proceeds (See Section 9 - Use of Proceeds above).

Upon Closing the Company anticipates that monthly operational costs needed simply to maintain the business, will not exceed

$20,000. The primary expenditures will be on: (a) securing intellectual property; (b) producing films; and (c) marketing. While it is possible that unexpected delays in reaching the projected milestones have the potential to delay potential profitability, such delays should not result in a marked liquidity crises that would likely affect the Company's ability to operate as a going concern.

The Company also believes that the proceeds of the Minimum Offering will be sufficient to produce and market at least two initial film projects, which should develop sufficient cash flow to demonstrate the overall success of the Company's business model. Each Company film projects include additional financing involvement from other market sources. The financing support for projects typically comes from a variety of commercial banks, private investors, pre-sales of select foreign distribution rights, use and remarketing of various tax credits, and other such mechanisms. The Company is confident of its ability to encourage participation in its activities which will develop the necessary additional funds for individual projects. In the highly unlikely event the Company has difficulty securing part (or all) of these additional funds, the proceeds from the Minimum Offering provide sufficient capital support to produce and market a minimum of one independent film and potentially a second requiring minimal capital support.

12. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds there from:

13. as Adjusted

	4/31/2009	Minimum	Maximum
Debt:			
Short Term Debt	$ -	$ -	$ -
Long Term Debt	$ -	$ -	$ -
Stockholders' Equity			

Common Shares	$ 3,000	$ 3,000	$ 3,000
Additional Paid In Capital		$ 1,000,000	$ 5,000,000
Retained Earnings (Deficit)	$ (31,928)	$ (31,928)	$ (31,928)
Total Stockholders' Equity	$ (28,928)	$ 971,072	$ 4,971,072
Total Capitalization	$ (28,928)	$ 971,072	$ 4,971,072

PREFERRED- There are no preferred shares (or similar instruments) authorized or outstanding.

CONVERTIBLE- There is no convertible or exchangeable instruments authorized or outstanding,

The Company is a Florida Corporation and has 20,000.000 authorized shares. The Board of Directors may authorize the issuance of new shares up to the total authorized share amount.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock [ ] Preferred or Preference Stock [ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: [ ] other:

15. These securities have:

Yes	No
[ ]	[X] Cumulative voting rights
[ ]	[X] Other special voting rights
[ ]	[X] Preemptive rights to purchase in new issues of shares

[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify):

16. Are the securities convertible? [ ] Yes [X] No

17. If securities are notes or other types of debt securities:
The securities Offered hereby are not notes or debt securities

18. If securities are Preference or Preferred stock:
The securities Offered hereby are not Preferred stock and have no Preference.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:
No restrictions on dividends under loan or financing arrangements exist

20. Current amount of assets available for payment of dividends (if deficit must be first made show deficit in parenthesis):
$ (28,928)

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

The Company is not using any selling agents. Officers of the Company will be making the Offering to Investors.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

The Company is not using any selling agents. Officers of the Company will be making the Offering to Investors.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the Selling agents or finders to buy the securities.

The Company is not using any selling agents. Officers of the Company will be making the Offering to Investors.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

The two Officers and Directors are:
Chairman and Chief Executive Officer
Michael Shulman
3800 Hideaway Road,
Apopka, FL 32712

President and Director
Corey Park
12510 SW 18 St.
Miramar, Fl. 33027

25. If this offering is limited to a special group, such as Employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

No such limitations exist. The Units are not expected to be restricted.

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Bank of America, NA
Main Street & Orange Blossom Trail
Apopka, Florida 32712

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

180 days following the first of any funds received by the escrow agent pursuant to this Regulation An Offering Statement

Will interest on proceeds during escrow period be paid to investors?
[ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

All issued and outstanding common stock of the company is currently held by "affiliates" and is subject to a restrictive legend.

Upon completion of this Offering, the Company will have approximately Ten Million, Two Hundred Five Thousand (10,205,000) shares of Common Stock outstanding if the maximum is sold. All of the common shares sold in this Offering are freely tradable under an exemption from registration. The remaining shares of Common Stock may be deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rule is summarized below.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 102,050 shares immediately after this Offering (assuming maximum shares sold) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

NOTE: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has paid no dividends, made any distributions or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.

Chief Executive Officer Title: Managing Partner
Michael Shulman *Officer Holds 2 positions
Age: 70
Office Street Address: 3800 Hideaway Road, Apopka, FL 32712
Telephone No. (407) 880-7919

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Dates: 2003-2009
Company: The Florida Institute of Video Education
Title: Executive Director
Responsibilities: Provide public distribution of consumer information using video and computer video streaming,

Dates: 2003-2009
Company: The Anti Drug Vital Information & Communications Exchange
Title: Executive Director
Responsibilities: Provide public distribution of consumer information, Business Intelligence, Business Valuations, Reverse Mergers, Capital Markets Analysis, Mergers and Acquisitions, Financing Structures, Risk Mitigation, Asset Tracing and Recovery and Due Diligence

Dates: 2005-2006
Company: The Apopka Chief Newspaper
Title: Reporter front page lead story section
Responsibilities: Evaluate, research, and produce lead news and feature stories for the front page of an award winning Central Florida weekly newspaper.

Education (degrees, schools, and dates):
Date:1959
Degree: Certificado IX Curso para extranjeros International Relations and Economics
Institution: Universidad de Madrid
Institution: Michigan State University
Institution: Hofstra College

Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 80%

30.
President and Director Title: Managing Partner
Corey Park Age: 37
Office Street Address: 2521 Grassy Point Dr. #101
Lake Mary, Fl. 32746
Telephone No. (407) 488-6868

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Dates: 1998-2006
Company: Helping Hand Educational Services, Inc.
Title: President / Owner
Responsibilities: Formed partnerships with school districts across the country to provide them with state of the art curriculum-based software programs.

Dates: 2006-2008
Company: Park Place Realty L.L.C.
Title: President / Owner
Responsibilities: Manage and operate the real estate brokerage.

Dates: 2008-2009
Company: Auction Mentoring.com U.S.A. L.L.C.
Title: President / Owner
Responsibilities: Manage and oversee day to day operations. Establish contracts and working relationships with auctioneers who provide consulting services.

Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 80%

31.
Chief Operating Officer Title: Managing Partner
Michael Shulman *Officer holds 2 positions
Age: 70
Office Street Address: 3800 Hideaway Road, Apopka, FL 32712

Telephone No. (407) 880-7919

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Dates: 2003-2009
Company: The Florida Institute of Video Education
Title: Executive Director
Responsibilities: Provide public distribution of consumer information using video and computer video streaming.

Dates: 2003-2009
Company: The Anti Drug Vital Information & Communications Exchange
Title: Executive Director
Responsibilities: Provide public distribution of consumer information, Business Intelligence, Business Valuations, Reverse Mergers, Capital Markets Analysis, Mergers and Acquisitions, Financing Structures, Risk Mitigation, Asset Tracing and Recovery and Due Diligence

Dates: 2005-2006
Company: The Apopka Chief Newspaper
Title: Reporter front page lead story section
Responsibilities: Evaluate, research, and produce lead news and feature stories for the front page of an award winning Central Florida weekly newspaper.

Education (degrees, schools, and dates):
Date: 1959
Degree: Certificado IX Curso para extranjeros International Relations and Economics
Institution: Universidad de Madrid
Institution: Michigan State University
Institution: Hofstra College

32.
Chief Accounting Officer Title: Managing Partner
Corey Park *Officer holds 2 positions
Age: 37
Office Street Address: 2521 Grassy Point Dr. #101

Lake Mary, Fl. 32746
Telephone No. (407) 488-6868

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Dates: 1998-2006
Company: Helping Hand Educational Services, Inc.
Title: President / Owner
Responsibilities: Formed partnerships with school districts across the country to provide them with state of the art curriculum-based software programs.

Dates: 2006-2008
Company: Park Place Realty L.L.C.
Title: President / Owner
Responsibilities: Manage and operate the real estate brokerage.

Dates: 2008-2009
Company: Auction Mentoring.com U.S.A. L.L.C.
Title: President / Owner
Responsibilities: Manage and oversee day to day operations. Establish contracts and working relationships with auctioneers who provide consulting services.

Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 80%

DIRECTORS OF THE COMPANY

33. Number of Directors: 2
Directors are elected annually

34. Information concerning Directors:

Chief Executive Officer	**Title: Managing Partner**
Michael Shulman	**Age: 70**

Office Street Address: 3800 Hideaway Road, Apopka, FL 32712
Telephone No. (407) 880-7919

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Dates: 2003-2009
Company: The Florida Institute of Video Education
Title: Executive Director
Responsibilities: Provide public distribution of consumer information using video and computer video streaming.

Dates: 2003-2009
Company: The Anti Drug Vital Information & Communications Exchange
Title: Executive Director
Responsibilities: Provide public distribution of consumer information, Business Intelligence, Business Valuations, Reverse Mergers, Capital Markets Analysis, Mergers and Acquisitions, Financing Structures, Risk Mitigation, Asset Tracing and Recovery and Due Diligence

Dates: 2005-2006
Company: The Apopka Chief Newspaper
Title: Reporter front page lead story section
Responsibilities: Evaluate, research, and produce lead news and feature stories for the front page of an award winning Central Florida weekly newspaper.

Education (degrees, schools, and dates):
Date:1959
Certificado IX Curso para extranjeros International Relations and Economics
Institution: Universidad de Madrid
Institution: Michigan State University
Institution: Hofstra College

Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 80%

President and Director Title: Managing Partner
Corey Park Age: 37

Office Street Address: 2521 Grassy Point Dr. #101
Lake Mary, Fl. 32746
Telephone no. (407) 488-6868

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Dates: 1998-2006
Company: Helping Hand Educational Services, Inc.
Title: President / Owner
Responsibilities: Formed partnerships with school districts across the country to provide them with state of the art curriculum-based software programs.

Dates: 2006-2008
Company: Park Place Realty L.L.C.
Title: President / Owner
Responsibilities: Manage and operate the real estate brokerage.

Dates: 2008-2009
Company: Auction Mentoring.com U.S.A. L.L.C.
Title: President / Owner
Responsibilities: Manage and oversee day to day operations. Establish contracts and working relationships with auctioneers who provide consulting services.
Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 80%

35.

(a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[X] Yes I I No

Managing Partner and Director Michael Shulman taught film and television production skills at vocational, community college, college, and university level for Orange County Public Schools Westside Vocational Technical School, Florida International University,

University of Miami, Miami-Dade Community College, Valencia Community College, Rollins College, The University of Central Florida, and Brevard Community College and produced and directed the production of content for airing on cable operators Miami-Dade Cable, TCI, Storer Cable, and Time Warner Cable, and video content streaming on the Internet.

(b) if any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

The Company has taken no specific steps or precautions to preclude such claims because Mr. Shulman continues his activities for the named organizations.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Both Mr. Shulman and Mr. Park as Managing Partners and Directors of the Company have been involved in consulting for various start-up and development stage enterprises through the Company prior to the Company conversion from an LLC to a C entity to provide concentration on the film industry

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

No key personnel are currently consultants or independent contractors.

The company has developed certain defined relationships with experts in various areas related to the Company involvement in film production and utilizes their support in evaluation of potential films and their distributive aspects.

While these individuals continue to pursue their own enterprises, the Company continues to utilize them and their expertise in evaluating and selecting properties.

<u>Steven J Ramirez – Entertainment Research Expert</u>

Mr. Ramirez is a management consultant with twenty years of experience working with entertainment, technology, and financial services companies.

His corporate experience includes executive positions at:

- New Line Cinema (Vice President, head of marketing for DVD),
- Warner Bros. (Director of International Operations), and
- Twentieth Century Fox (International Sales Executive).
- Mr. Ramirez has developed and launched new DVD products at retail with channel partners like Wal-Mart and Best Buy. He also worked closely with consumer electronics manufacturers, and various Hollywood studios, to develop joint promotions that made the DVD format the most rapidly accepted new consumer electronics technology of all time.

<u>Allen J. Schwalb- Financial Development Expert</u>

- Allen J.Schwalb, financial development provider for more than sixty (60) Hollywood motion picture studio films, Broadway shows, and professional sports team franchises.
- Mr. Schwalb, General Partner of seven (7) Star Partners Ltd. motion picture funding acquisition partnerships has contracted with Emerging Growth Funding to initiate contacts with potential funding resources for "GREEN ICE: THE WORLD'S BIGGEST EMERALD MOVIE"
- Mr. Schwalb played a key role in Metro-Goldwyn-Mayer's (MGM) and United Artists' (UA) rebuilding effort when his company Star Partners, in partnership with MGM/UA Inc., financed the MGM/UA movies "*Rocky V*," the James Bond film "*License to Kill*," "*Rain Man*,"

"*Moonstruck*," "*A Fish Called Wanda*," "*Thelma and Louise*," "*Overboard*," and a dozen other well known films.

- Mr. Schwalb also raised more than $250 million when his company Star Partners, in partnership with Warner Brothers, financed more than 50 major motion pictures, including three Superman films, the James Bond film "*Never Say Never Again*," three Clint Eastwood films, "*The Color Purple*" and "*The Right Stuff*." His track record of success in the entertainment industry goes back to the 1970s when he backed several Broadway shows, including the smash hit "Annie.

George M. Rush-Legal Advisor

Mr. Rush is a fourth-generation San Franciscan whose law practice specializes in the entertainment industry.

- Clients include producers, directors, screen-writers and investors in development, production and distribution phases.
- Mr. Rush has experience in producing independent films and currently is producing a documentary on junior college athletes.
- He earned his undergraduate degree at the University of California, Berkeley and his JD at the University of California, Hastings.
- Mr. Rush serves on the Board of Directors of the Film Arts Foundation.

Tony Pines – Entertainment Industry Marketing

Mr. Pines is a Beverly Hills-based film industry executive with over 18 years experience in marketing and foreign sales.

- With an MBA from Berkeley, he has the industry experience and quantitative skills to create distribution assessments and film profitability models.

- He has Sundance Industry Office credentials, providing him with excellent access to leading filmmakers and their representatives at the annual festival.

- Film production is an artistic endeavor which requires an understanding of the particular attitudes in the industry and an awareness of the artistic needs related to creating collateral materials such as posters, banners, and displays for theaters, and merchandise. In addition, the role of animated content is a substantial portion of certain entertainment pursuits. The Joint Venture has the services of a 25-year entertainment industry creative talent.

Armando S. Escalante – Director Graphic Arts

Animation Producer & Director • Creative Director/Art Director
With 10 years in animated family entertainment and 15 years of agency experience, Armando Escalante's skill set and talent extends across a landscape of fields in producing and directing animated releases, budgets/forecasting for independent animated films, and creative development. He also serves as Art Director and Creative Director for companies producing concept to completion forms of advertising, package design and web development.

- Over a 10 year period, he has also managed and coordinated the efforts of different types of creative talent, vendors and production crews and established design direction for Internet presences, cosmetic product lines, music artists, foods, published authors and independent family films.

While his 3D animation skills have been applied to producing animated commercials, Mr. Escalante is also the creator and producer of the "Tales of Waterville"™, a group of wholesome children's animated features.

(d) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Company has no key man life insurance policies.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or Within the past five years, set forth below the name of such persons, and the nature and date of such actions.

There have been no such filings.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. **Principal owners of the Company (those who beneficially own directly of indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.**

Class of Shares	Total Now Owned	% of total	% if min. sold	% if max. sold
Name Michael Shulman		Title: Managing Partner		
Common	4.164,000	80%	67.10	47.80
Name Corey Park		Title: Managing Partner		
Common	1,041,000	20%	16.78	10.20

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering; 5,205,000 shares (100% of total outstanding)

After offering:* a) Assuming minimum securities sold: 5,205,000 shares (83.88 % of total outstanding)

b) Assuming maximum securities sold: 5,205,000 shares (51 % of total outstanding) *

39. MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

(a) If any of the Officers, Directors, key personnel or principal stockholders is related by blood or marriage, please describe.

No Officer, Director, Key Personnel, or Stockholders are related by blood or marriage.

(b) If tire Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or transfers to or from the Company, employment or stock purchase contracts, etc.). State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Not applicable. No such business or arrangements exist or are contemplated to exist.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not applicable.

40. RENUMERATION

(a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

Title	Deferred Remuneration	Other Remuneration
Chief Executive Officer	$12,000*	None
Chief Operating Officer	$12,000*	None
Chief Accounting Officer	$12,000*	None
Directors as a Group (2 persons)	$24,000*	

* Remuneration is from March 6, 2009 inception as LLC to May, 2009 conversion to Inc. . The Company has not experienced a full fiscal year.

* The Chief Executive Officer and the Chief Operating Officer is the same person. Both Mr. Shulman and Mr. Park are Managing Partners.

(b) If remuneration is expected to change or has been unpaid in prior years please explain:

To date, the Company has accrued $21,000 in unpaid salaries to Officers. Currently the Managing Partners are each remunerated at a rate of $24,000 annually. Upon closing of the Minimum Offering, the Company intends to change the remuneration of the Managing Partners to $100,000 each per annum.

(c) If any employment agreements exist or are contemplated describe:

No employment agreements exist or are contemplated by the Company.

41. Number of Units subject to issuance under presently outstanding Unit purchase agreements,
Unit options, warrants or rights: 0 Units (0% of total Units to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

There are no options, warrants, or similar securities outstanding.
(a) Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

There are no options, warrants or similar securities or agreements outstanding.

(b) Number of Units subject to issuance under existing Unit purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 Units.

There are no options, warrants or similar securities or agreements outstanding.

c) Describe the extent to which future stock purchase agreements, options, warrants of rights must be approved by shareholders.

Pursuant to the By-laws of the Company, the majority of the board of directors of the Company may approve future stock purchase agreements, options, warrants or rights without the requirement for shareholder approval.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The Company has taken no steps or arrangements in regard to key personnel of this nature.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company' s development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent. feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The Company is unaware of any such litigation, either pending or threatened.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The Company is unaware of any significant tax benefits that may be made available to investors in this Offering. No tax advisory has rendered an opinion in regard to tax matters of an investment in this Offering.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

None known.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form i-A.

Please review the Company's Financial Statements attached hereto.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes Underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company is a development stage enterprise and has only been in existence since 2009 . As such, the initial operations of the Company have consisted of analyzing the marketplace, determining an effective

business model and securing both General Partners as a key member of the Board of Directors and establishing relationships with industry experts. During this time the Company has generated no revenues and a small (non-cash) loss. The Company believes that upon receipt of appropriate funding, it can effectively compete in the independent film production industry. Management believes that with net capital of at least $450,000 (less than half of the net proceeds of the Minimum Offering) the Company can secure intellectual property, produce and promote at least one film. The Company has a contractual relationship with the key parties involved with "The Bahia Emerald" (180,000carats/ Weighing 840 pounds/Valued at $372,000,000) as to their documents, statements and recollections, and photographic records on an exclusive basis and is developing the screenplay for the production of a related film. The Company also has book rights and other rights to that content. Accordingly, the management team has focused on preparing this Offering and raising the Minimum proceeds in order to actualize the Company's business plan (further details of key milestones needed to achieve profitability can be found in Item #4 of this Offering Statement).

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business-which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The Company is not aware of any changes in industry economies that will have a significant impact upon the Company's operations over the next 12 months. The Company has only existed since 2009. As such there are no trends in the Company's historical operating results. The initial, operations of the Company have consisted of acquiring the exclusive rights described in item 47, analyzing the marketplace, determining an effective business model and securing the key members of the Board of Directors and the expert support of those in the film industry to rely upon. During this time the Company has generated no revenues and a small (non-cash) loss.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:

0%.

What is the anticipated gross margin for next year of operations?

Approximately N/A%. The time period to evaluate, develop, and produce a film is often extensive and dependent upon various factors including the availability of funding, talent, production personnel, and the interest level generated. The period of time may extend for a substantial number of years and will relate to the developed costs associated with the film's production and distribution.

If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Film production does not consist of generating a uniform product utilizing standardized inputs with readily determinable costs. Each project is different, with input factors including screenplay costs, producer fees, actor and director fees, location costs, equipment rental needs, and many other factors. As such,, any projections regarding general gross margins for a production company would likely serve to mislead, rather than inform, potential investors in the Offering.

As such, the Company is unaware of any current generalized gross margin figures across the industry.

Foreign sales as a percent of total sales for last fiscal year:

0%.

Domestic government sales as a percent of total domestic sales for last fiscal year:

0 %.

Explain the nature of these sales, including any anticipated changes:

The Company is a development stage enterprise and has only been in existence since 2009. As such, the initial operations of the Company have consisted of acquiring the exclusive rights to what it believes to be its primary future film, analyzing the marketplace, determining an effective business model and securing the key members of the Board of Directors and expert assistance. During this time the Company has generated no revenues. Government sales wilt not be a component of the Company's business.

The Company anticipates that each of its film products will have foreign sales. Such sales will be dependent upon the negotiations with distributors for foreign rights for each individual film project.

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, County of Orange, State of Florida, on this _ day of May, 2009.
Managing Partner Corey C. [signature]
Managing Partner [signature]
On behalf of EMERGING GROWTH FUNDING, INC.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Michael Gypert lawful attorney(s)-in-fact and agents with full power of substitution, for his and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

Corey C. [signature] SIGNATURE TITLE Managing Partner DATE 5/13/09

[signature] SIGNATURE TITLE Managing Partner DATE 5/13/09

PART III – EXHIBITS

1. Certificate of Formation EMERGING GROWTH FUNDING, LLC

2. Articles of Conversion Incorporation Emerging Growth Funding, Inc
3. By-Laws of Emerging Growth Funding Inc.
4. Legal Opinion of; Michael Lynott Esq and Articles of

Electronic Articles of Organization
For Florida Limited Liability Company Emerging Growth Funding, LLC

The Articles of Organization for EMERGING GROWTH FUNDING L.L.C. were filed electronically on March 06, 2009, effective March 06, 2009, as verified by the letter and authentication number shown below and were assigned document number L09000022444. Please refer to this number whenever corresponding with this office. Electronic filing and certification is provided for in section 15.16, Florida Statutes and has the same legal effect as any other filing or certificate.

Article I
The name of the Limited Liability Company is: Emerging Growth Funding, LLC
Article II
The street address of the principal office of the Limited Liability Company is: 12510 SW 18 St. Miramar, FL. 33027
The mailing address of the Limited Liability Company is: 12510 SW 18 St. Miramar, FL. 33027

Article III
The purpose for which this Limited Liability Company is organized is: ANY AND ALL LAWFUL BUSINESS.
Article IV
The name and Florida street address of the registered agent is: Daniele Eastwood, 5671 NW 109 Way, Coral Springs, FL. 33076
Having been named as registered agent and to accept service of process for the above stated limited liability company at the place designated in this certificate, I hereby accept the appointment as registered agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes relating to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as registered agent.
Registered Agent Signature:
____
Article V
The name and address of managing members/managers are:
Signature of member or an authorized representative of a member
Signature________________

Certificate of Conversion For Emerging Growth Funding, LLC.
Other Business Entity Into Florida Profit Corporation Emerging Growth Funding, Inc.

This Certificate of Conversion and attached Articles of Incorporation are submitted to convert the following Emerging Growth Funding, LLC into a Florida Profit Corporation in accordance with s. 607.1115, Florida Statutes.

1. The name of the "Other Business Entity" immediately prior to the filing of this Certificate of Conversion is:
Emerging Growth Funding, LLC

2. The "Other Business Entity" is a limited liability company
(Enter entity type. Example: limited liability company, limited partnership, sole proprietorship, general partnership, common law or business trust, etc.)
first organized, formed or incorporated under the laws of Florida on March 6,2009

3. If the jurisdiction of the "Other Business Entity" was changed, the state or country under the laws of which it is now organized, formed or incorporated: Not changed

4. The name of the Florida Profit Corporation as set forth in the attached Articles of Incorporation:
Emerging Growth Funding Inc.
(Enter Name of Florida Profit Corporation)

5. if not effective on the of filing, enter the effective date: Effective on the filing date.
(The effective date: 1) cannot be prior to nor more than 90 days after the date this document is filed by the Florida Department of State; <u>AND</u> 2) must be the same as the effective date listed in the attached Articles of Incorporation, if an effective date is listed therein.)
Signed this 20th day of May, 2009

Required Signature for Florida Profit Corporation:
Signature of Managing Partner who has been selected, as an Incorporator:________________________Printed Corey Park
Title: Managing Partner
Required Signature on behalf of Other Business Entity; [See below for required signature's)^
Signature:______________________________Printed Michael Shulman
Title: Managing Partner
If Florida General Partnership or Limited Liability Partnership:

Signature of one General Partner.
If Florida Limited Partnership or Limited Liability Limited Partnership:
Signatures of ALL General Partners.
If Florida Limited Liability Company:
Signature of a Member or Authorized Representative.
All others:
Signature of an authorized person.
Fees:
Certificate of Conversion:
Certified Copy: Certificate of Status:
$35.00
Fees for Florida Articles of Incorporation: $70.00
$8.75 (Optional) $8.75 (Optional)

ARTICLES OF INCORPORATION
In compliance with Chapter 607 and/or Chapter 621, F.S. (Profit)
ARTICLE I NAME
The name of the corporation shall be: Emerging Growth Funding, Inc.
ARTICLE II PRINCIPAL OFFICE
The principal place of business/mailing address is:
12510 SW 18 Ct. Miramar, FL. 33027
ARTICLE III PURPOSE
The purpose for which the corporation is organized is:
To produce, invest in and distribute independent films, television programming and related content, and to encourage financial and participatory support for the arts.
ARTICLE IV SHARES
The number of shares of stock is:
The Company is authorized to issue up to 20,000,000 shares of Common Stock.
ARTICLE V INITIAL OFFICERS AND/OR DIRECTORS
List name(s), address(es) and specific title(s):
Michael Shulman Managing Partner 3800 Hideaway Road, Apopka, FL 32712
Corey Park Managing Partner 2521 Grassy Point Dr. #101, Lake Mary, FL. 32746
ARTICLE VI REGISTERED AGENT
The name and Florida street address (P.O. Box NOT acceptable) of the registered agent is: Daniele Eastwood, 5671 NW 109 Way, Coral Springs, FL. 33076... Having been named as registered agent to accept service of process for the above stated corporation at the place designated

in this certificate, I am familiar with and accept the appointment as registered agent and agree to act in this capacity

ARTICLE VII INCORPORATOR

The game and address of the Incorporator is: Corey Park, 2521 Grassy Point Dr. #101, Lake Mary, FL. 32746

Signature/Incorporator ~~Corey C. Park~~ Date______